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                              EXIBIT 99.1

                              [SPECTRX LETTERHEAD]
SpectRx, Inc.
October 4, 2002
Contacts
Bill Wells - Media
Thomas H. Muller, Jr. - Financial
770-242-8723

    SpectRx, Inc. May Seek Listing on NASDAQ SmallCap Market

     NORCROSS,  GA  (October 4, 2002) -- SpectRx,  Inc.  (NASDAQ:
SPRX) today announced that it may seek listing on the NASDAQ SmallCap Market. The Company has received a determination from NASDAQ that it does not meet either the NASDAQ current net tangible assets requirement or the new higher stockholders' equity requirement for continued listing on the National Market tha. SpectRx has requested a hearing to present reasons why it should retain its National Market Listing. The hearing is expected to take place within 45 days and SpectRx will continue to be listed on the National Market during that time. SpectRx could also qualify for continued listing under alternative market capitalization rules, if its market capitalization rises. Although there are no assurances that the appeal will be successful or that a transfer application to the NASDAQ SmallCap Market, if necessary, would be approved, the Company believes that it meets the applicable SmallCap Market standards for inclusion.

     "We believe we have the plans in place that will enable us to take steps to meet NASDAQ National Market listing requirements," said Mark A. Samuels, SpectRx, Inc. Chairman and CEO. "We have made significant progress toward those plans -- laid out during our second quarter conference call -- which included separately funding our non-invasive cervical cancer development program, launching our initial insulin delivery products, and moving our continuous glucose monitoring program forward. If successful, these, and other activities, should help us raise our net tangible assets and stockholders' equity above the minimum requirement and perhaps raise our market capitalization as well."

     SpectRx must meet one of two maintenance standards to retain its National Market listing. Standard 1 currently requires at least $4.0 million of net tangible assets but will change to $10.0 million of stockholders' equity effective November 1, 2002. Maintenance Standard 2 requires the market value of listed securities to be $50 million. There can be no assurance that the Company will be able to successfully accomplish its plans, or that, if it does, that there would be any increase in the market value of its listed securities.

About SpectRx

     SpectRx, Inc. is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and non-invasive diagnostics healthcare markets. SpectRx is developing and will market the SimpleChoice line of innovative insulin delivery products for people with diabetes. These FDA-cleared products complement SpectRx's consumer device for continuous glucose monitoring under development with Abbott

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Laboratories.   SpectRx  is also creating opportunities  for  its
leading-edge biophotonic detection and monitoring technology, which uses light and spectral energies to create painless
alternatives  to  blood-based and tissue-based procedures.   Non-
invasive products include a developmental non-invasive cervical cancer detection device. SpectRx also markets the BiliChek Non-
invasive   Bilirubin   Analyzer,  a  biophotonic,   non-invasive,
painless monitor for infant jaundice. For more information, visit SpectRx's web site at www.spectrx.com.

     SpectRx  and BiliChek are trademarks owned by SpectRx,  Inc.
SimpleChoice,   a   SpectRx  Company,   owns   all   SimpleChoice
trademarks.

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of products in development, its dependence on collaborative arrangements, the uncertainty of market acceptance of its products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of its products, its dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent quarterly reports.
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